Exhibit

Grupo Elektra Press Release

Mexico City, July 1, 2005 -- Grupo Elektra S.A. de C.V. ("The Company"; BMV: ELEKTRA*; NYSE: EKT; Latibex: XEKT), Latin America's leading specialty retailer, consumer finance and banking and financial services company announced today that it has submitted a Form 12b-25 to the U.S. Securities and Exchange Commission for late filing of its Annual Report on Form 20-F for the year ended December 31, 2004.

 The Company was not able to file its Annual Report on time because Castillo Miranda y Compañía, S.C is in the process of performing the procedures necessary to permit it to issue its independent auditor's report. As was announced in October 2004, the company's board of directors appointed Castillo Miranda y Compañía, S.C. as the new independent auditing firm for Grupo Elektra, replacing PriceWaterhouseCoopers.

 The Company noted that, on June 30, 2005, it filed its Spanish-language annual report with the Mexican National Securities and Banking Commission as required under Mexican law.  That report included Grupo Elektra's audited consolidated 2004 financial statements prepared in accordance with Mexican GAAP and certified by Castillo Miranda y Compañía, S.C.  Grupo Elektra expects to complete an English translation of that report promptly and furnish it to the U.S. Securities and Exchange Commission on Form 6-K.  Grupo Elektra cannot reasonably estimate when it will be in a position to file its Annual Report on Form20-F for 2004.

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected.  Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Grupo Elektra is Latin America's leading specialty retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra, Salinas y Rocha, Bodega de Remates and Elektricity stores and over the Internet. The Group operates more than 1,000 stores in Mexico, Guatemala, Honduras and Peru.  Grupo Elektra also sells and markets its consumer finance, banking and financial products and services through its more than 1,440 Banco Azteca branches located within its stores, as a stand-alone, and in other channels in Mexico and Panama. Banking and financial services include consumer credit, personal loans, money transfers, extended warranties, savings accounts, term deposits, pension-fund management and insurance.

Contact:
Esteban Galíndez, CFA
Director of Finance and I.R.
Grupo Elektra S.A. de C.V.
Tel. +52 (55) 1720-7819
Fax. +52 (55) 1720-7822
egalindez@elektra.com.mx

 Exhibit

Grupo Elektra Press Release

Trading of Grupo Elektra GDSs on the New York Stock Exchange
Expected to be Suspended on August 1, 2005

Mexico City, July 1st, 2005 -- Grupo Elektra S.A. de C.V. ("The Company"; BMV: ELEKTRA*; NYSE: EKT; Latibex: XEKT), Latin America's leading specialty retailer, consumer finance and banking and financial services company announced that, effective June 30, 2005, The Bank of New York (BoNY) gave notice of the termination of Grupo Elektra's GDS program to the holders of Grupo Elektra's Global Depositary Shares (GDSs).  Upon such notice of termination, BoNY discontinued issuing new GDSs, by filing a Post-Effective Amendment to Form F-6 with the United States Securities and Exchange Commission.  Additionally, the deposit agreement was amended to reduce to 60 days the period during which holders may exchange GDSs for common shares traded on the Mexican Stock Exchange (BMV).

As was previously announced, at an Extraordinary Shareholders' Meeting held on June 1, 2005, 91.23% of Grupo Elektra's shareholders approved the termination of the GDS program, after an analysis and discussion of the costs and benefits to continue to be listed in the U.S. capital markets.

Pursuant to the termination of the deposit agreement, the NYSE is expected to suspend trading of the GDSs in the United States on or about August 1, 2005.  GDS holders will have 60 days to exchange their GDSs for common shares traded on the BMV.  Upon the expiration of the 60-day period, BoNY will be allowed to sell the common shares underlying the GDSs that were not surrendered and distribute the proceeds of such sale to holders.

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected.  Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

 Grupo Elektra is Latin America's leading specialty retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra, Salinas y Rocha, Bodega de Remates and Elektricity stores and over the Internet. The Group operates more than 1,000 stores in Mexico, Guatemala, Honduras and Peru.  Grupo Elektra also sells and markets its consumer finance, banking and financial products and services through its more than 1,440 Banco Azteca branches located within its stores, as a stand-alone, and in other channels in Mexico and Panama. Banking and financial services include consumer credit, personal loans, money transfers, extended warranties, savings accounts, term deposits, pension-fund management and insurance.

 Contact:
 Esteban Galíndez, CFA
Director of Finance and I.R.
Grupo Elektra S.A. de C.V.
Tel. +52 (55) 1720-7819
Fax. +52 (55) 1720-7822
egalindez@elektra.com.mx